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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies. Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.

To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1[17 CFR 270.8f-1]:

(a)

The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

(b)

The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(c)

The fund qualifies for an exclusion from the definition of "investment company" under section 3c(1) or section 3c(7) of the Act ("Abandonment of Registration"); or

(d)

The fund has become a business development company ("Business Development Company").

2.

If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an  application  with the  Commission. Applications  for  deregistration pursuant to  rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv)  of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.

This form an all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(l)(iv) of Regulation S-T [17 CFR 232.l0l(a)(l)(iv)] and the EDGAR Filer Manual

4.

Amendments to this form also must be submitted electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.

No fee is required to submit this form or any amendments.

6.

Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it  displays  a currently valid 0MB control number. A fund that wishes to  deregister and is in one of the four categories in Instruction 1 may use this form. The principle purpose of this collection of information is to  enable the Commission to  determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. sub section 3507. Responses to this collection of information will not be kept confidential.

SEC 1691 (9-10}

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]

Merger

[ X ]

Liquidation

[ ]

Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24, and 25 of this form and complete verification at the end of the form.)

[ ]

Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Fidelity Systematic Investment Plans

3.

Securities and Exchange Commission File No.: 2-34100, 811-01905

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                     [  ]  Initial Application [ X]Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Fidelity Distributors Corporation

900 Salem Street

Smithfield, RI 02917

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Andrea O'Keefe Fidelity Investments 900 Salem Street Mailzone OT1N3 Smithfield, RI 02917

(401) 292-6504

7.

Name, address and telephone number of individual or entity responsible  for  maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

NOTE:

Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in this rules.

Fidelity Investments Institutional Operations Co Inc/TA
245 Summer Street

Mailzone Z2L Boston, MA 02210

(617) 563-1492

8.

Classification of fund (check only one):

[ ] Management company;

[ X ] Unit investment trust; or

[ ] Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[ ] Open-end   [ ] Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.

Provide the name and address of each investment adviser of the  fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Not applicable

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated.

Fidelity Distributors Corporation 900 Salem Street

Smithfield, RI 02917

13. If the fund is a unit investment trust ("UIT") provide:

(a)

Depositor's name(s) and address(es): Fidelity Distributors Corporation

900 Salem Street

Smithfield, RI 02917

(b)

Trustee's name(s) and address(es):

State Street Bank & Trust Company (Custodian) State Street Financial Center

One Lincoln Center Boston, MA 02111

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund

(e.g., an insurance company separate account)?

[ ]  Yes      [ X ]  No

If Yes, for each UIT state: Name(s):

File No.: 811- _____

_

Business Address:

15.

(a) Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]

Yes

[ X]

No

If Yes, state the date on which the board vote took place: If No, explain:

Fidelity Systematic Investment Plans is a unit investment trust and, as a result, does not have a board of directors.

(b) Did the fund obtain approval from the shareholders concerning the decision to  engage in a Merger, Liquidation or Abandonment of Registration?

[  ]

Yes

[ X ]

No

If Yes, state the date on which the shareholder vote took place: If No, explain:

The Destiny Plan Prospectus and Custodian Agreement do not include an affirmative requirement to obtain shareholder approval prior to termination of the Destiny Plans. Accordingly, the termination was effective upon written notice to Planholders.

Planholders investing in Destiny Plans I: N, Destiny Plans II: N, Destiny Plans I: O, and Destiny Plans II: O were indirect beneficial shareholders of Class A Shares of Fidelity Advisor Diversified Stock Fund, Class A Shares of Fidelity Advisor Capital Development Fund, Class O Shares of Fidelity Advisor Diversified Stock Fund, and Class O Shares of Fidelity Advisor Capital Development Fund, respectively, the sole underlying investment vehicles of each respective Plan. As a result of the liquidation, Planholders of Destiny Plans I: N, Destiny

Plans II: N, Destiny Plans I: O, and Destiny Plans II: O became direct shareholders of Class A Shares of Fidelity Advisor Diversified Stock Fund, Class A Shares of Fidelity Advisor Capital Development Fund, Class O Shares of Fidelity Advisor Diversified Stock Fund, and Class O Shares of Fidelity Advisor Capital Development Fund, respectively.

IL Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]Yes

[  ]

No

(a)

If Yes, list the date(s) on which the fund made those distributions: November 16, 2018

(b)

Were the distributions made on the basis of net assets?

[X]

Yes

[ ]

No

(c)

Were the distributions made pro rota based on share ownership?
[ ] Yes   [ X ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The Destiny Planholders will become direct shareholders in the underlying investment vehicle of the Destiny Plan. Planholders investing in Destiny Plans I: N, Destiny Plans II: N, Destiny Plans I: O, and Destiny Plans II: O  were indirect beneficial shareholders of Class A Shares of Fidelity Advisor Diversified Stock Fund, Class A Shares of Fidelity Advisor Capital Development Fund, Class O Shares of Fidelity Advisor Diversified Stock Fund, and Class O Shares of Fidelity Advisor Capital Development Fund, respectively, the sole underlying investment vehicles of each respective Plan.  As a result of the liquidation, Planholders of Destiny Plans I: N, Destiny Plans II: N, Destiny Plans I: O, and Destiny Plans II: O became direct shareholders of Class A Shares of Fidelity Advisor Diversified Stock Fund, Class A Shares of Fidelity Advisor Capital Development Fund, Class O Shares of Fidelity Advisor Diversified Stock Fund, and Class O Shares of Fidelity Advisor Capital Development Fund, respectively.

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[X]

Yes

[  ]

No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/ A. No percentage of  shares owned by affiliates, or any other affiliation of shareholders.

17.

Closed-end funds only:

Has the fund issued senior  securities?

[ ]  Yes  [] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund's shareholders?

[X ]Yes  [ ] No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interest?

[ ]  Yes

[X ]

No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

(See question 18 above) [ ]  Yes

[ X]

No If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities? [  ]

Yes

[  ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes

[ X]

No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities

?

IV.

Information About Event(s) Leading to Request For Deregistration

22.

(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses: $10,267.10

(ii)

Accounting expenses: None

(iii)

Other expenses (list and identify separately): $37,468.75

(iv)

Total expenses (sum of lines (i)-(iii) above): $47,735.85

(b)

How were those expenses allocated? A single charge was assessed by DST Asset Manager Solutions, Inc., the bookkeeping and administrative service agent for the

Custodian, State Street Bank and Trust Company, for services performed related to the termination of the Destiny Plans. Dechert LLP, as special counsel to the Destiny Plans, submitted a separate invoice for each consultation for legal advice related to the termination of the Plans. Other expenses (charged by DST Asset Manager Solutions, Inc.) and Legal expenses (charged by Dechert LLP) were not itemized or allocated to a particular Destiny Plan.

(c)

Who paid those expenses? The Legal expenses and Other expenses were paid by Fidelity Investments Institutional Operations Company, Inc.

(d)

How did the fund pay for unamortized expenses (if any)? N/A

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]  Yes

[X]

No

If Yes, cite the release numbers of the Commission's notice an order or, if no notice or orderhas been issued, the file number and date the application was filed:

v. Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ] Yes  [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[ X]

No

If Yes, describe the nature and extent of those activities:

VI. Merger Only

26.

(a) State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger: 811-_____

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)

If the merger or reorganization agreement has not been filed with the Commission,

provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Fidelity Systematic Investment Plans, (ii) he or she is the President and Director of Fidelity Distributors Corporation, Sponsor and Depositor of Fidelity Systematic Investment Plans, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Judy Marlinski

President and Director

Fidelity Distributors Corporation